Exhibit 99.2

Management’s Discussion and Analysis

This management’s discussion and analysis (“MD&A”) of operations and financial condition for the third quarter of fiscal 2025, dated September 2, 2025, should be read in conjunction with the unaudited interim consolidated financial statements for the period ended July 31, 2025, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). This MD&A should also be read in conjunction with VersaBank’s MD&A and Audited Consolidated Financial Statements for the year ended October 31, 2024, which are available on VersaBank’s website at www.versabank.com, SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar. Except as discussed below, all other factors discussed and referred to in the MD&A for the year ended October 31, 2024, remain substantially unchanged. All currency amounts in this document are in Canadian dollars unless otherwise indicated.

Cautionary Note Regarding Forward-Looking Statements	2
About VersaBank	3
Strategy	4
Overview of Performance	7
Selected Financial Highlights	12
Financial Review – Earnings	13
Financial Review – Balance Sheet	19
Off-Balance Sheet Arrangements	28
Related Party Transactions	28
Capital Management and Capital Resources	29
Results of Operating Segments	31
Summary of Quarterly Results	36
Non-GAAP and Other Financial Measures	37
Material Accounting Policies and Use of Estimates and Judgements	40
Controls and Procedures	40
Additional Information	40

VersaBank – Q3 2025 MD&A

Cautionary Note Regarding Forward-Looking Statements

VersaBank’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document and may be included in other filings and with Canadian securities regulators or the US Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. The statements in this management’s discussion and analysis that relate to the future are forward-looking statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, many of which are out of VersaBank’s control. Risks exist that predictions, forecasts, projections and other forward-looking statements will not be achieved. Readers are cautioned not to place undue reliance on these forward-looking statements as a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the strength of the Canadian and US economies in general and the strength of the local economies within Canada and the US in which VersaBank conducts operations; the effects of changes in monetary and fiscal policy, including changes in interest rate policies of the Bank of Canada and the US Federal Reserve; global commodity prices; the effects of competition in the markets in which VersaBank operates; inflation; capital market fluctuations; the timely development and introduction of new products in receptive markets; the impact of changes in the laws, changes in trade laws and tariffs; and regulations pertaining to financial services; changes in tax laws; technological changes; unexpected judicial or regulatory proceedings; unexpected changes in consumer spending and savings habits; the impact of wars or conflicts and the impact of both on global supply chains and markets; the impact of outbreaks of disease or illness that affect local, national or international economies; the possible effects on VersaBank’s business of terrorist activities; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; and VersaBank’s anticipation of and success in managing the risks implicated by the foregoing.

Completion of VersaBank’s plan to realign its corporate structure to a standard US bank framework is subject to numerous factors, many of which are beyond the Bank’s control, including but not limited to, the failure to obtain required shareholder, regulatory and other approvals, and other important factors disclosed previously and from time to time in the Bank’s filings with the SEC and the securities commissions or similar securities regulatory authorities in each of the provinces or territories of Canada.

The foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The forward-looking information contained in the management’s discussion and analysis is presented to assist VersaBank shareholders and others in understanding VersaBank’s financial position and may not be appropriate for any other purposes. For a detailed discussion of certain key factors that may affect VersaBank’s future results, please see VersaBank’s annual MD&A for the year ended October 31, 2024. Except as required by securities law, VersaBank does not undertake to update any forward-looking statements that is contained in this management’s discussion and analysis or made from time to time by VersaBank or on its behalf.

VersaBank – Q3 2025 MD&A

About VersaBank

Digital Banking Operations

VersaBank (“VersaBank” or the “Bank”) is a North American bank (federally chartered in Canada and the United States) with a difference. VersaBank was the world's first fully digital financial institution and today employs a cloud-based, branchless, business-to-business model based on its proprietary state-of-the-art technology that enables it to profitably address underserved segments of the banking industry.  The Bank’s model is based on obtaining its deposits and providing financing digitally through third-party financial intermediaries (referred to as “partners”) who themselves engage with the actual depositors and borrowers. This provides VersaBank with significant operating leverage, which drives efficiency and return on common equity, and significantly reduces the Bank’s risk.

VersaBank’s recent and expected continued growth is the result of its unique Receivable Purchase Program (“RPP”), which invests in cash flow streams generated by credit assets originated and owned by companies that provide financing at the point of sale to consumers and small businesses for “big ticket” purchases. In September 2024, following its acquisition of a US bank, VersaBank broadly launched its US RPP, which has been highly successful in Canada for nearly 15 years, to the underserved multi-trillion-dollar US market.

Digital Meteor, Inc.

Through its wholly owned subsidiary, Digital Meteor Inc. (“Digital Meteor”), VersaBank has developed and owns proprietary intellectual property and technology to enable the next generation of digital assets for the banking and financial community, including the Bank’s revolutionary Digital Deposit Receipts (DDRs).  Developed exclusively by VersaBank using the Bank’s own banking and cybersecurity technologies, including VersaVault®, VersaBank’s DDRs are proprietary bank-issued tokenized deposits that provide superior security, stability, and regulatory compliance compared to stablecoins as highly encrypted one-for-one digital representations of actual cash on deposit with the Bank, combining the safety and soundness of traditional banking with the efficiency, cost savings, security, and programmability of blockchain technology, with conventional federal deposit insurance and the legal ability to pay interest. Additionally, with VersaBank’s VersaVault® technology, the world’s first digital vault for security conscious organizations looking to secure their highly sensitive and confidential documents, data, code, blockchain-based assets and more, the Bank addresses the need for regulated custody of digital assets with secure platforms.

Cybersecurity Services

VersaBank also owns Washington, DC-based DRT Cyber Inc. (“DRTC”), a North America leader in the provision of cyber security services to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities. DRTC deploys technology solutions to support the functions of cybersecurity, privacy, and risk management, with experience across numerous sectors to enable it to develop and deploy flexible solutions to partners’ exact requirements.

VersaBank’s common shares trade on the Toronto Stock Exchange and Nasdaq under the symbol VBNK. The underlying drivers of VersaBank’s performance changes for the current and comparative periods are set out in the following sections of this MD&A.

VersaBank – Q3 2025 MD&A

Strategy

VersaBank’s goal is to consistently and sustainably deliver outsized growth in earnings per share by utilizing its proprietary technology and established financial intermediary partner network to deliver innovative digital banking, financial and related solutions to under-served markets, while maintaining its low-risk profile. The Bank’s use of technology in its cloud-based, branchless, business-to-business model enables significant operating leverage, enabling the Bank to grow its assets and resulting revenue at a significantly faster rate than non-interest expenses. A significant portion of VersaBank’s workforce are software engineers and technology support staff who are continuously upgrading and enhancing VersaBank’s software, as well as developing new software to support new business initiatives.

Digital Banking Operations

VersaBank’s largest opportunity and primary focus is growth in revenue (driven primarily by growth in net interest income) from its Digital Banking Operations significantly in excess of growth in non-interest expense. VersaBank expects the majority of revenue growth to be driven by the ramp up of its unique Receivable Purchase Program for the point-of-sale market (previously referred to as its “Point-of-Sale” Financing business), which has driven the majority of its growth in Canada over the past five years, in the underserved US market.

VersaBank's unique Receivable Purchase Program (“RPP”) is an innovative and highly attractive digital funding solution for finance companies that provide loans and leases to consumers and small businesses for "big ticket" purchases (e.g. consumer home improvement/HVAC projects and a wide variety of commercial and recreational equipment). It was specifically designed to address an unmet need by point-of-sale financing companies for consistently available, readily accessible, economically attractive capital using VersaBank's proprietary, state-of-the-art banking technology. Consistent with its branchless, business-to-business, partner-based digital banking strategy, VersaBank's RPP enables it to access the massive and growing consumer and small business financing market in an indirect, efficient and highly risk-mitigated manner.

In the US, following its acquisition of a US bank (including its national US bank charter) in September 2024, VersaBank broadly launched its RPP to the underserved multi-trillion-dollar US market. The Bank has a strong and growing pipeline of prospective RPP partners that it is aggressively pursuing.  In January 2025, the Bank entered into its first US RPP partnership and immediately began purchasing cash flow streams from that partner.  The Bank expects to continue to steadily add new RPP partners as it grows its business with existing partners.

In Canada, VersaBank is focused on generating continued strong growth in its RPP portfolio by expanding its business with existing RPP Financing Partners, adding new RPP Financing partners, as well as broader economic growth.

VersaBank – Q3 2025 MD&A

VersaBank has access to sufficient low-cost deposit sources to fund its expected strong growth in credit assets. The Bank’s low-cost deposit sources, combined with the efficiency of its technology-based, business-to-business model, supports its objectives of maintaining a stable net interest margin over the short term and expanding net interest margin over time.  Management believes that VersaBank has one of the strongest liquidity risk profiles among North American banks, attributable to the quality, stability and stickiness of its deposit base. The majority of VersaBank’s Canadian and US deposits are sourced through deposit brokers, specifically investment dealers, wealth management firms and financial advisory firms that distribute the Bank’s term deposit products. VersaBank has high visibility into the fixed maturities of these deposits, further enhancing its liquidity risk profile. In Canada, the Bank also sources deposits through Licensed Insolvency Trustee firms, which value the ability to use VersaBank’s proprietary technology to seamlessly and efficiently interface with their respective administrative software, which results in a lower cost of funds to the Bank compared to conventional deposits. The Bank expects its Insolvency Trustee deposits to increase in the short- to medium-term as the number of insolvency filings in Canada is expected to grow.

Cybersecurity Services

VersaBank’s wholly-owned, Washington, DC-based subsidiary, DRT Cyber (“DRTC”), addresses the high-growth market for cybersecurity and related IT privacy services arising from the growing volume of cyber threats and privacy issues challenging businesses of all sizes across all sectors (with a specialty in financial institutions) and government entities on a daily basis. The global cost of cybercrime is projected to reach $10.5 trillion per year in 2025. DRTC has established itself as a North American leader in the markets it serves, with more than 400 clients, including large financial services companies, critical infrastructure companies and indispensable government organizations such as metropolitan police departments. DRTC is focused on growing revenue through offering new products and services to existing clients and adding new clients, capitalizing on the significant expected long-term growth in the cybersecurity and privacy market globally.

Under the US Federal Reserve’s approval of VersaBank’s 2024 acquisition of a US bank, the Bank is required to divest DRTC before September 2026, or such later date as may be permitted. Such divestment could be accomplished through a number of corporate actions and the Bank has initiated a process to identify and evaluate strategic alternatives with the objective to maximize the value derived from the divestiture for shareholders.

VersaBank – Q3 2025 MD&A

Digital Meteor

VersaBank also expects to capitalize on its leading-edge, proprietary technology enabling highly encrypted digital assets that combine the regulatory oversight and safety of traditional banking with the efficiency, cost savings, security, and flexibility of blockchain technology. VersaBank believes that its technology provides superior security, stability, and regulatory compliance compared to conventional alternatives. Held within its wholly owned subsidiary, Digital Meteor, VersaBank’s DDRs are tokenized deposits, which are digital representations of traditional bank deposits on a blockchain, offering enhanced efficiency, programmability, and security in financial transactions.  DDRs provide a trusted alternative for mainstream financial applications, including efficient payments, addressing the rapidly growing propensity of consumers and businesses to hold assets in e-wallets and engage in financial transactions digitally. VersaBank believes its DDRs represent the next step in the evolution of such digital assets and a superior alternative to stablecoins, which can neither be issued by banks nor allowed to pay interest pursuant to the GENIUS Act and are not insured as are tokenized deposits.

Management believes that licensed banks, as the trusted, regulated safekeepers of personal and business cash assets and other valuables, are naturally positioned to do the same for digital currencies. VersaBank has established itself as a leader in digital asset innovation. Management believes its trusted and secure solutions, along with the potential for DDRs to be an ultra-low-cost source of deposit funding, will play a meaningful role in enabling US banks and other entities to confidently engage in the rapidly developing field of digital commerce. Management is encouraged by the favorable stance of the current US administration with respect to digital assets and the role they can play in the future of banking and commerce in the United States, as well as around the world. To its knowledge, VersaBank is the first bank to have successfully completed a pilot program with a blockchain-based DDR, in which VersaBank’s DDR provided a secure representation of federally regulated bank deposits on the Algorand, Ethereum and Stellar blockchains. As a SOC2 Type 1 compliant digital asset with a continuously known value, VersaBank’s DDRs provide a trusted alternative for mainstream financial applications and can be seamlessly converted to and from other digital currencies such as Bitcoin.

Although the intellectual property, software and other assets related to the DDR technology currently reside within DRTC, they are not expected to be part of any divestiture of the cybersecurity services business within DRTC.

In addition, VersaBank remains highly committed to, and focused on, further developing and enhancing its technology advantage, a key component of its value proposition that not only provides efficient access to VersaBank’s chosen underserved lending and deposit markets, but also delivers superior financial products and better customer service to its clients.

The underlying drivers of VersaBank’s performance for the current and comparative periods are set out in the following sections of this MD&A.

VersaBank – Q3 2025 MD&A

Overview of Performance

Note Regarding VersaBank’s Third Quarter and Year-to-Date Fiscal 2025 Financial Results:  VersaBank’s financial results for the third quarter of fiscal 2025 reflect the planned, outsized non-interest expense in the amount of $4.2 million for the third quarter and $4.4 million for the year-to-date related to the project costs associated with the Bank’s potential plan to realign its corporate structure to that of a standard US bank framework, which remains subject to shareholder, regulatory, and other approvals (the “Proposed Realignment of Corporate Structure”). The Bank expects to incur similar costs associated with the Proposed Realignment of Corporate Structure in the fourth quarter of fiscal 2025, at which time a majority of costs associated with the Proposed Realignment of Corporate Structure are expected to have been incurred. The Proposed Realignment of Corporate Structure is intended to realize additional shareholder value, further mitigate risk and reduce corporate costs. The anticipated benefits to incremental shareholder value are expected to exceed the investment.

VersaBank – Q3 2025 MD&A

* See definition in the “Non-GAAP and Other Financial Measures” section below.

Q3 2025 vs Q3 2024

Credit assets increased 18% to $4.78 billion, driven primarily by strong growth in each of the US and Canadian RPP portfolios, which, combined, increased 15%, as well as strong growth from the Multi-Family Residential Loans and Other portfolio (“MROL”), which increased by 30%. Growth was also driven by the acquisition of Stearns Bank Holdingford National Association (“SBH”) on August 30, 2024;

Total revenue increased 17% to $31.6 million, composed of net interest income of $29.8 million and non-interest income of $1.8 million;

Net interest margin (“NIM”) on credit assets was 2.55% and NIM was 2.25%, increases of 14 bps and 2 bps, respectively. The increase in NIM on credit assets was primarily due to a reduction in the Bank’s cost of funds, attributable to the renewal of maturing deposits at lower interest rates and the diminishing impact of the atypically inverted yield curve that existed throughout fiscal 2024 and which is now trending towards normalization. The Bank’s NIM remains amongst the highest of the publicly traded Canadian Schedule I banks;

VersaBank – Q3 2025 MD&A

Provision for credit losses (“PCL”) was $1.2 million compared with a recovery of credit losses of $1,000, with the increase being primarily due to changes in the forward-looking information used by VersaBank in its credit risk models and an increase in credit assets;

Provision for credit losses as a percentage of average credit assets was 0.10% compared with 0.00%, which remains among the lowest of the publicly traded Canadian Schedule I banks;

Non-interest expense, excluding the $4.2 million in project costs associated with the Proposed Realignment of Corporate Structure, was $17.4 million compared with $13.5 million, with the increase due primarily to incremental operating costs associated with the VersaBank USA operations that began on August 30, 2024;

Non-interest expenses, including the $4.2 million in project costs associated with the Proposed Realignment of Corporate Structure, were $21.6 million compared with $13.5 million;

Adjusted net income (excluding the $4.2 million in project costs associated with the Proposed Realignment of Corporate Structure) was unchanged at $9.7 million (see Non-GAAP and Other Financial Measures);

Net income (including the $4.2 million in project costs associated with the Proposed Realignment of Corporate Structure) was $6.6 million compared with $9.7 million, with the decrease being primarily attributable to the higher non-interest expenses due to the $4.2 million in project costs associated with the Proposed Realignment of Corporate Structure and incremental operating costs associated with the VersaBank USA operations that began on August 30, 2024;

Adjusted income or earnings per common share (“Adjusted EPS”) (excluding the $4.2 million in project costs associated with the Proposed Realignment of Corporate Structure) decreased to $0.30 (see Non-GAAP and Other Financial Measures);

Income or earnings per common share (“EPS”) (including the $4.2 million in project costs associated with the Proposed Realignment of Corporate Structure) was $0.20 compared with $0.36, reflecting the $4.2 million in project costs associated with the Proposed Realignment of Corporate Structure, as well as the impact of the 25% increase in the number of shares outstanding resulting from the December 18, 2024 treasury common share offering;

Adjusted return on average common equity (excluding the $4.2 million in project costs associated with the Proposed Realignment of Corporate Structure) was 7.24% compared with 9.63% (see Non-GAAP and Other Financial Measures);
Return on average common equity (including the $4.2 million in project costs associated with the Proposed Realignment of Corporate Structure) was 4.94% compared with 9.63%;

Adjusted efficiency ratio (excluding the $4.2 million in project costs associated with the Proposed Realignment of Corporate Structure) was 55% compared with 50% (see Non-GAAP and Other Financial Measures); and,

Efficiency ratio (including the $4.2 million in project costs associated with the Proposed Realignment of Corporate Structure) was 69% compared with 50%.

VersaBank – Q3 2025 MD&A

Q3 2025 vs Q2 2025

Credit assets increased 6% to $4.78 billion, driven primarily by continued growth in both the Bank’s RPP and MROL portfolios;
Total revenue increased 5% to $31.6 million from $30.1 million and was composed of net interest income of $29.8 million and non-interest income of $1.8 million;

NIM on credit assets was 2.55%, a decrease of 4 bps from 2.59%, and overall NIM was 2.25%, a decrease of 4 bps from 2.29%. The Bank’s NIM remains amongst the highest of the publicly traded Canadian Schedule I banks;

Provision for credit losses was $1.2 million compared to $889,000 last quarter;
Provision for credit losses as a percentage of average credit assets was 0.10% compared with 0.08%, which remains among the lowest of the publicly traded Canadian Schedule I banks;
Non-interest expense, excluding the $4.2 million in project costs associated with the Proposed Realignment of Corporate Structure, were $17.4 million compared with $17.3 million;
Non-interest expenses including the $4.2 million in project costs associated with the Proposed Realignment of Corporate Structure, were $21.6 million compared with $17.5 million;

Adjusted net income (excluding the $4.2 million in project costs associated with the Proposed Realignment of Corporate Structure), increased 11% to $9.7 million from $8.7 million (see Non-GAAP and Other Financial Measures);

Net income (including the $4.2 million in project costs associated with the Proposed Realignment of Corporate Structure) was $6.6 million compared with $8.5 million, with the decrease being primarily attributable to the higher non-interest expenses due to the $4.2 million in project costs associated with the Proposed Realignment of Corporate Structure;

Adjusted EPS (excluding the $4.2 million in project costs associated with the Proposed Realignment of Corporate Structure), increased to $0.30 from $0.28 (see Non-GAAP and Other Financial Measures);

EPS (including the $4.2 million in project costs associated with the Proposed Realignment of Corporate Structure) was $0.20 compared with $0.26, with the decrease being primarily attributable to the higher non-interest expenses due to the $4.2 million in project costs associated with the Proposed Realignment of Corporate Structure, as well as the impact of the December 18, 2024, treasury common share offering;

Adjusted return on average common equity (excluding the $4.2 million in project costs associated with the Proposed Realignment of Corporate Structure), was 7.24% compared with 6.78% (see Non-GAAP and Other Financial Measures);
Return on average common equity (including the $4.2 million in project costs associated with the Proposed Realignment of Corporate Structure), was 4.94% compared with 6.67% and,
Adjusted efficiency ratio (excluding the $4.2 million in project costs associated with the Proposed Realignment of Corporate Structure) improved to 55% from 57% (see Non-GAAP and Other Financial Measures); and,
Efficiency ratio (including the $4.2 million in project costs associated with the Proposed Realignment of Corporate Structure) was 69% compared with 58%.

VersaBank – Q3 2025 MD&A

Q3 YTD 2025 vs Q3 YTD 2024

Total revenue increased 6% to $89.5 million from $84.3 million and was composed of net interest income of $83.5 million and non-interest income of $6.0 million;

NIM on credit assets was 2.50%, a decrease of 8 bps. Overall NIM was 2.17%, a decrease of 21 bps. The decreases were attributable, in part, to wider spreads on renewal of maturing deposits, and in part to higher than typical liquidity in the first half of fiscal 2025. The Bank’s NIM remains amongst the highest of the publicly traded Canadian Schedule I banks;

Provision for credit losses was $3.1 million compared with a recovery of credit losses of $112,000;
Provision for credit losses as a percentage of average credit assets was 0.09% compared with 0.00%, which remains among the lowest of the publicly traded Canadian Schedule I banks;
Non-interest expense, excluding the $4.4 million in project costs associated with the Proposed Realignment of Corporate Structure, were $50.4 million compared to $37.7 million;

Non-interest expenses, including the $4.4 million in project costs associated with the Proposed Realignment of Corporate Structure, were $54.9 million compared with $37.7 million, with the increase due primarily to incremental operating costs associated with the VersaBank USA operations that began on August 30, 2024 and the Proposed Realignment of Corporate Structure;

Adjusted net income (excluding the $4.4 million in project costs associated with the Proposed Realignment of Corporate Structure), decreased 23% to $26.5 million from $34.2 million. (see Non-GAAP and Other Financial Measures);

Net income decreased 32% to $23.3 million from $34.2 million;
Adjusted EPS (excluding the $4.4 million in project costs associated with the Proposed Realignment of Corporate Structure) decreased to $0.85 from $1.29. (see Non-GAAP and Other Financial Measures;
EPS decreased 43% to $0.74 from $1.29, reflecting in part the impact of the 25% increase in the higher number of shares outstanding resulting from the December 18, 2024 treasury common share offering;
Adjusted return on average common equity (excluding the $4.4 million in project costs associated with the Proposed Realignment of Corporate Structure) was 7.61% compared with 11.79%;

Adjusted efficiency ratio (excluding the $4.4 million in project costs associated with the Proposed Realignment of Corporate Structure) was 56% compared with 45% (see Non-GAAP and Other Financial Measures); and,

Eficiency ratio (including the $4.4 million in project costs associated with the Proposed Realignment of Corporate Structure) was 61% compared with 45%.

VersaBank – Q3 2025 MD&A

Selected Financial Highlights

(unaudited)	for the three months ended		for the nine months ended
	July 31	July 31	July 31	July 31
(thousands of Canadian dollars, except per share amounts)	2025	2024	2025	2024
Results of operations
Interest income	$73,987	$71,646	$218,209	$212,181
Net interest income	29,779	24,944	83,535	77,754
Non-interest income	1,804	2,052	6,014	6,594
Total revenue	31,583	26,996	89,549	84,348
Provision for (recovery of) credit losses	1,181	(1)	3,094	(112)
Non-interest expenses	21,649	13,534	54,864	37,743
Digital Banking	19,271	11,498	46,467	31,927
DRTC	2,087	1,882	7,787	6,142
Digital Meteor	634	496	1,662	692
Net income	6,582	9,705	23,254	34,232
Adjusted net income*	9,670	9,705	26,495	34,232
Income per common share:
Basic	$0.20	$0.36	$0.74	$1.29
Diluted	$0.20	$0.36	$0.74	$1.29
Adjusted income per common share basic and diluted*	$0.30	$0.36	$0.85	$1.29
Dividends paid on preferred shares	$-	$247	$-	$741
Dividends paid on common shares	$807	$650	$2,433	$1,950
Yield*	5.58%	6.40%	5.66%	6.50%
Cost of funds*	3.33%	4.17%	3.49%	4.12%
Net interest margin*	2.25%	2.23%	2.17%	2.38%
Net interest margin on credit assets*	2.55%	2.41%	2.50%	2.58%
Return on average common equity*	4.94%	9.63%	6.71%	11.79%
Adjusted return on average common equity*	7.24%	9.63%	7.61%	11.79%
Book value per common share*	$16.42	$15.23	$16.42	$15.23
Efficiency ratio*	69%	50%	61%	45%
Adjusted efficiency ratio*	55%	50%	56%	45%
Return on average total assets*	0.50%	0.85%	0.60%	1.03%
Provision (recovery) for credit losses as a % of average credit assets*	0.10%	0.00%	0.09%	0.00%
	as at
Balance Sheet Summary
Cash	$460,312	$247,983	$460,312	$247,983
Securities	160,136	153,026	160,136	153,026
Credit assets, net of allowance for credit losses	4,778,316	4,049,449	4,778,316	4,049,449
Average credit assets	4,651,064	4,033,954	4,507,216	3,949,927
Total assets	5,477,489	4,516,436	5,477,489	4,516,436
Deposits	4,627,410	3,821,185	4,627,410	3,821,185
Subordinated notes payable	102,148	101,641	102,148	101,641
Shareholders' equity	528,142	408,985	528,142	408,985
Capital ratios**
Risk-weighted assets	$3,740,088	$3,273,524	$3,740,088	$3,273,524
Common Equity Tier 1 capital	507,212	384,496	507,212	384,496
Total regulatory capital	617,079	504,112	617,079	504,112
Common Equity Tier 1 (CET1) ratio	13.56%	11.75%	13.56%	11.75%
Tier 1 capital ratio	13.56%	12.16%	13.56%	12.16%
Total capital ratio	16.50%	15.40%	16.50%	15.40%
Leverage ratio	8.90%	8.54%	8.90%	8.54%
*	See definition in "Non-GAAP and Other Financial Measures" section below.
**	Capital management and leverage measures are in accordance with OSFI's Capital Adequacy Requirements and Basel III Accord.

VersaBank – Q3 2025 MD&A

Financial Review – Earnings

Total Revenue

Total revenue, which consists of net interest income and non-interest income, for the quarter ended July 31, 2025 increased 17% to $31.6 million compared with the same period a year ago and increased 5% compared with the second quarter of fiscal 2025. Total revenue for the nine months ended July 31, 2025 increased 6% to $89.5 million compared with the same period last year.

Net Interest Income

(thousands of Canadian dollars)
	For the three months ended:					For the nine months ended:
	July 31	April 30		July 31		July 31	July 31
	2025	2025	Change	2024	Change	2025	2024	Change

Interest income
Receivable purchase program	$52,601	$50,584	4%	$48,775	8%	$153,640	$141,761	8%
Multi-family residential loans and other	16,213	15,314	6%	17,839	(9%)	48,031	56,025	(14%)
Other	5,173	5,078	2%	5,032	3%	16,538	14,395	15%
Interest income	$73,987	$70,976	4%	$71,646	3%	$218,209	$212,181	3%

Interest expense
Deposit and other	$42,856	$41,551	3%	$45,357	(6%)	$130,537	$130,097	0%
Subordinated notes	1,352	1,393	(3%)	1,345	1%	4,137	4,330	(4%)
Interest expense	$44,208	$42,944	3%	$46,702	(5%)	$134,674	$134,427	0%

Net interest income	$29,779	$28,032	6%	$24,944	19%	$83,535	$77,754	7%

Non-interest income	$1,804	$2,107	(14%)	$2,052	(12%)	$6,014	$6,594	(9%)

Total revenue	$31,583	$30,139	5%	$26,996	17%	$89,549	$84,348	6%

Q3 2025 vs Q3 2024

Net interest income increased 19% to $29.8 million due primarily to:

Higher interest income attributable to continued RPP portfolio growth and incremental credit assets growth through the acquisition of SBH; and,

Lower interest expense attributable primarily to the renewal of maturing deposits at lower interest rates and the diminished impact of the atypically inverted yield curve that existed throughout fiscal 2024, and which is now trending towards normalization.

Offset partially by:

The impact of the planned transition of some higher yielding, higher risk-weighted MROL to lower yielding, lower risk-weighted MROL as part of the Bank’s strategy to capitalize on opportunities for lower regulatory capital risk-weighted credit assets with a higher return on capital deployed.

VersaBank – Q3 2025 MD&A

Q3 2025 vs Q2 2025

Net interest income increased 6% due primarily to:

Higher interest income attributable to growth from both the RPP and MROL portfolios.

Offset partially by:

The impact of the planned transition of some higher yielding, higher risk-weighted MROL to lower yielding, lower risk-weighted MROL as part of the Bank’s strategy to capitalize on opportunities for lower risk-weighted credit assets with a higher return on capital.

Q3 YTD 2025 vs Q3 YTD 2024

Net interest income increased 7% to $83.5 million due primarily to:

Higher interest income attributable to continued RPP portfolio growth, higher cash and securities balances and incremental contribution associated with the acquisition of SBH.

Offset partially by:

The impact of the planned transition of some higher yielding, higher risk-weighted MROL to lower yielding, lower risk-weighted MROL as part of the Bank’s strategy to capitalize on opportunities for lower risk-weighted credit assets with a higher return on capital.

Net Interest Margin

(thousands of Canadian dollars)
	For the three months ended:					For the nine months ended:
	July 31	April 30		July 31		July 31	July 31
	2025	2025	Change	2024	Change	2025	2024	Change

Interest income	$73,987	$70,976	4%	$71,646	3%	$218,209	$212,181	3%
Interest expense	44,208	42,944	3%	46,702	(5%)	134,674	134,427	0%
Net interest income	29,779	28,032	6%	24,944	19%	83,535	77,754	7%

Average assets	$5,262,311	$5,009,433	5%	$4,452,378	18%	$5,157,987	$4,359,023	18%
Yield*	5.58%	5.81%	(4%)	6.40%	(13%)	5.66%	6.50%	(13%)
Cost of funds*	3.33%	3.52%	(5%)	4.17%	(20%)	3.49%	4.12%	(15%)
Net interest margin*	2.25%	2.29%	(2%)	2.23%	1%	2.17%	2.38%	(9%)

Average gross credit assets	$4,634,349	$4,418,243	5%	$3,982,164	16%	$4,489,580	$3,931,191	14%
Net interest margin on credit assets*	2.55%	2.59%	(2%)	2.41%	6%	2.50%	2.58%	(3%)

* See definition in "Non-GAAP and Other Financial Measures" section below.

Q3 2025 vs Q3 2024

Net interest margin increased 2 bps due primarily to:

Reduction in cost of funds resulting from the renewal of maturing deposits at lower interest rates; and,
Lower interest expense attributable primarily due to diminished impact of the atypically inverted yield curve that existed throughout fiscal 2024, and which is now trending towards normalization.

VersaBank – Q3 2025 MD&A

Offset partially by:

Continued growth in the RPP portfolio, which is composed of lower risk-weighted, lower yielding assets; and,

The impact of the planned transition of some higher yielding, higher risk-weighted MROL to lower yielding, lower risk-weighted MROL as part of the Bank’s strategy to capitalize on opportunities for lower-risk weighted credit assets with a higher return on capital.

Q3 2025 vs Q2 2025

Net interest margin decreased 4 bps due primarily to:

Continued growth in the RPP portfolio, which is composed of lower risk-weighted, lower yielding assets, and;

The impact of the planned transition of some higher yielding, higher risk-weighted MROL to lower yielding, lower risk-weighted MROL as part of the Bank’s strategy to capitalize on opportunities for lower-risk weighted credit assets with a higher return on capital.

Q3 YTD 2025 vs Q3 YTD 2024

Net interest margin decreased 21 bps due primarily to:

Continued growth in the RPP portfolio, which is composed of lower risk-weighted, lower yielding assets; and,

The impact of the planned transition of some higher yielding, higher risk-weighted MROL to lower yielding, lower risk-weighted MROL as part of the Bank’s strategy to capitalize on opportunities for lower-risk weighted credit assets with a higher return on capital.

Offset partially by:

Reduction in cost of funds resulting from the renewal of maturing deposits at lower interest rates; and,
Lower interest expense attributable primarily due to diminished impact of the atypically inverted yield curve that existed throughout fiscal 2024, and which is now trending towards normalization.

Non-Interest Income

Non-interest income is composed of revenue generated by DRTC and income derived from miscellaneous transaction fees not directly attributable to credit assets.

Non-interest income for the quarter ended July 31, 2025 decreased 12% to $1.8 million from $2.1 million last year and $2.1 million from last quarter. The decrease from the comparative periods was a function primarily of lower client engagements in the current quarter.

Non-interest income for the nine months ended July 31, 2025 was $6.0 million compared with $6.6 million for the same period a year ago. The year-over-year trend was due primarily to the timing of client engagements.

VersaBank – Q3 2025 MD&A

Provision for Credit Losses

(thousands of Canadian dollars)
	For the three months ended:			For the nine months ended:
	July 31	April 30	July 31	July 31	July 31
	2025	2025	2024	2025	2024

Provision for (recovery of) credit losses by credit asset:
Receivable purchase program	$981	$1,029	$358	$3,198	$465
Multi-family residential loans and other	200	(140)	(359)	(104)	(577)
Total provision for (recovery of) credit losses	$1,181	$889	$(1)	$3,094	$(112)

Q3 2025 vs Q3 2024

VersaBank recorded a provision for credit losses in the amount of $1.2 million in the current quarter compared with a recovery of credit losses in the amount of $1,000 last year due primarily to:

Changes in the forward-looking information used by the Bank in its credit risk models; and,
Higher credit asset balances.

Q3 2025 vs Q2 2025

VersaBank recorded a provision for credit losses in the amount of $1.2 million in the current quarter compared with a provision for credit losses in the amount of $889,000 in the second quarter of fiscal 2025, due primarily to:

Changes in the forward-looking information used by the Bank in its credit risk models; and,
Higher credit asset balances.

Q3 YTD 2025 vs Q3 YTD 2024

VersaBank recorded a provision for credit losses in the amount of $3.1 million compared with a recovery of credit losses in the amount of $112,000 last year due primarily to:

Changes in the forward-looking information used by the Bank in its credit risk models; and,
Higher credit asset balances.

VersaBank – Q3 2025 MD&A

Non-Interest Expenses

(thousands of Canadian dollars)
	For the three months ended:					For the nine months ended:
	July 31	April 30		July 31		July 31	July 31
	2025	2025	Change	2024	Change	2025	2024	Change

Salaries and benefits	$10,099	$9,155	10%	$7,507	35%	$27,868	$21,454	30%
General and administrative	9,717	6,720	45%	4,833	101%	21,926	12,723	72%
Premises and equipment	1,833	1,641	12%	1,194	54%	5,070	3,566	42%
Total non-interest expenses	$21,649	$17,516	24%	$13,534	60%	$54,864	$37,743	45%

Efficiency Ratio	69%	58%	19%	50%	38%	61%	45%	36%

Q3 2025 vs Q3 2024

Non-interest expenses, including $4.2 million in project costs associated with the Proposed Realignment of Corporate Structure, increased 60% to $21.6 million due primarily to:

Incremental operating cost associated with VersaBank USA operations that began on August 30, 2024; including costs being incurred ahead of anticipated asset growth and revenue generated by the launch of US RPP through VersaBank USA; and,

Project costs associated with the Proposed Realignment of Corporate Structure.

Q3 2025 vs Q2 2025

Non-interest expenses, including $4.2 million in project costs associated with the Proposed Realignment of Corporate Structure, increased 24% due primarily to:

Incremental onboarding costs to support the VersaBank USA operations that began on August 30, 2024; including costs being incurred ahead of anticipated asset growth and revenue generated by the launch of US RPP through VersaBank USA; and,

Project costs associated with the Proposed Realignment of Corporate Structure.

Q3 YTD 2025 vs Q3 YTD 2024

Non-interest expenses, including $4.4 million in project costs associated with the Proposed Realignment of Corporate Structure, increased 45% due primarily to:

Incremental operating cost associated with VersaBank USA operations that began on August 30, 2024, including costs being incurred ahead of anticipated asset growth and revenue generated by the launch of US RPP through VersaBank USA; and,

Project costs associated with the Proposed Realignment of Corporate Structure.

VersaBank – Q3 2025 MD&A

Income Tax Provision

The Bank’s effective tax rate for the current year is estimated to be approximately 27% compared with approximately 27% for fiscal 2024. Any shift in the effective tax rate from the estimated annual tax rate will be primarily attributable to changes in assumptions on non-deductible expenses and other permanent tax differences, as well as changes in earnings allocation between different tax jurisdictions. Provision for income taxes for the current quarter was $2.2 million compared with $3.8 million for the same period a year ago and $3.2 million last quarter. Provision for income taxes for the nine months ended July 31, 2025, was $8.3 million compared with $12.5 million for the same period a year ago.

VersaBank – Q3 2025 MD&A

Financial Review – Balance Sheet

(thousands of Canadian dollars)
	July 31	April 30		July 31
	2025	2025	Change	2024	Change

Total assets	$5,477,489	$5,047,133	9%	$4,516,436	21%
Cash and securities	620,448	444,993	39%	401,009	55%
Credit assets, net of allowance for credit losses	4,778,316	4,523,812	6%	4,049,449	18%
Deposits	4,627,410	4,205,185	10%	3,821,185	21%

Total Assets

Total assets as at July 31, 2025, were $5.48 billion compared with $4.52 billion a year ago and $5.05 billion last quarter. The year-over-year and sequential increases were due primarily to growth in VersaBank’s RPP portfolio.

Cash and securities

Cash and securities, which are held primarily for liquidity purposes, at July 31, 2025, were $620.4 million, or 11% of total assets, compared with $401.0 million, or 9% of total assets a year ago and $445.0 million, or 9% of total assets last quarter. The increase in liquidity asset balances over a year ago reflects the impact of the additional liquidity held at VersaBank USA.

VersaBank – Q3 2025 MD&A

As at July 31, 2025, the Bank held securities totaling $160.1 million (October 31, 2024 - $299.3 million), including accrued interest, comprised of US Treasury Bills with a carrying value of $153.7 million, Government of Canada Treasury Bill with a carrying value of $2.2 million and other securities with a carrying value of $4.3 million.

Credit assets

(thousands of Canadian dollars)
	July 31	April 30		July 31
	2025	2025	Change	2024	Change

Receivable purchase program	$3,720,442	$3,548,931	5%	$3,228,354	15%
Multi-family residential loans and other	1,041,076	958,249	9%	801,791	30%
	4,761,518	4,507,180	6%	4,030,145	18%

Allowance for credit losses	(6,037)	(4,958)		(2,401)
Accrued interest	22,835	21,590		21,705

Total credit assets, net of allowance for credit losses	$4,778,316	$4,523,812	6%	$4,049,449	18%

VersaBank organizes its credit asset portfolios into the following two broad asset categories: Receivable Purchase Program (previously referred to as “Receivable Purchase Program/Point-of-Sale Loans & Leases” or “Point-of-Sale Loans & Leases”) and Multi-Family Residential Loans and Other (the amalgamation of what was previously referred to as “Commercial Real Estate Mortgages”, “Commercial Real Estate Loans”, and “Public Sector and Other Financing”). These categories have been established in VersaBank’s proprietary, internally developed asset management system and have been designed to catalogue individual lending assets as a function primarily of their key risk drivers, the nature of the underlying collateral, and the applicable market segment.

The Receivable Purchase Program (“RPP”) category is composed of investments in the expected cash flow streams derived primarily from consumer and small business loans and leases that are originated and owned throughout their lifetime by VersaBank’s RPP partners.

The Multi-Family Residential Loans and Other (“MROL”) category is composed of two sub-segments: Multi-Family Residential Loans, which consists of CMHC-insured (zero-risk weighted) loans and uninsured loans to real estate developers to finance the construction phase of development of multi-family, student residence, condominium and retirement homes properties, as well as term and bridge loans to real estate developers secured by completed aforementioned properties and units. It also includes public sector and infrastructure loans and leases. The majority of these loans are business-to-business loans with the underlying credit risk exposure being primarily residential in nature given that the vast majority (approximately 94% as at October 31, 2024) of the loans are related to properties that are designated primarily for residential use. The portfolio benefits from diversity in its underlying security in the form of a broad range of such collateral properties.

VersaBank – Q3 2025 MD&A

Q3 2025 vs Q3 2024

Credit assets increased 18% to $4.78 billion due primarily to:

Higher RPP portfolio balances, which increased 15% year-over-year due primarily to consistent demand for home improvement/HVAC receivable financing in Canada and the US;
Higher multi-family residential lending balances, primarily in the lower risk-weighted CMHC-insured portfolio; and,
Incremental lending assets growth through the acquisition of SBH on August 30, 2024.

Q3 2025 vs Q2 2025

Credit assets increased 6% due primarily to:

Higher RPP portfolio balances, which increased 5% sequentially; and,
Higher multi-family residential lending balances, primarily in the lower risk-weighted CMHC-insured portfolio.

Residential Mortgage Exposures

In accordance with the OSFI Guideline B-20 – Residential Mortgage Underwriting Practices and Procedures, additional information is provided regarding the Bank’s residential mortgage exposure. For the purposes of the Guideline, a residential mortgage is defined as a loan to an individual that is secured by residential property (one-to-four-unit dwellings) and includes home equity lines of credit (“HELOCs”). This differs from the classification of residential mortgages used by the Bank which also includes multi-family residential mortgages.

Under OSFI’s definition, the Bank’s exposure to residential mortgages at July 31, 2025 was $4.5 million compared with $4.2 million a year ago and $4.5 million last quarter. The Bank does not currently offer residential mortgages to the public. The Bank did not have any HELOCs outstanding at July 31, 2025, last quarter or a year ago.

Credit Quality and Allowance for Credit Losses

VersaBank closely monitors its credit asset portfolio, the portfolio’s underlying borrowers, as well as its origination partners to ensure that management maintains effective visibility on credit trends that could provide an early warning indication of the emergence of any elevated risk in VersaBank’s credit portfolios.

Allowance for Credit Losses

The Bank maintains an allowance for expected credit losses (or ECL allowance) that is adequate, in management’s opinion, to absorb all credit-related losses in the Bank’s credit assets and treasury portfolios. Under IFRS 9 the Bank’s allowance for expected credit losses is estimated using the expected credit loss methodology and is comprised of expected credit losses recognized on both performing credit assets, and non-performing, or impaired credit assets even if no actual loss event has occurred.

VersaBank – Q3 2025 MD&A

(thousands of Canadian dollars)
	July 31	April 30		July 31
	2025	2025	Change	2024	Change

ECL allowance by lending asset:
Receivable purchase program	$3,981	$3,000	33%	$565	605%
Multi-family residential loans and other	2,056	1,958	5%	1,836	12%
Total ECL allowance	$6,037	$4,958	22%	$2,401	151%

(thousands of Canadian dollars)
	July 31	April 30		July 31
	2025	2025	Change	2024	Change

ECL allowance by stage:
ECL allowance stage 1	$4,434	$3,760	18%	$2,002	121%
ECL allowance stage 2	399	1,168	(66%)	399	0%
ECL allowance stage 3	1,204	30	3913%	-
Total ECL allowance	$6,037	$4,958	22%	$2,401	151%

Q3 2025 vs Q3 2024

VersaBank’s ECL allowance as at July 31, 2025, was $6.04 million compared with $2.40 million a year ago due primarily to:

Changes in the forward-looking information used by the Bank in its credit risk models;
A recalibration of the calculation in the RPP portfolio in the prior year to align more closely with empirical data and general credit performance; and,
Higher credit asset balances.

Q3 2025 vs Q2 2025

VersaBank’s ECL allowance as at July 31, 2025, was $6.04 million compared with $4.96 million last quarter due primarily to:

Changes in the forward-looking information used by the Bank in its credit risk models; and,
Higher credit asset balances.

VersaBank – Q3 2025 MD&A

Forward-looking information

The Bank has sourced credit risk modeling systems and forecast macroeconomic scenario data from Moody’s Analytics, a third-party service provider for the purpose of computing forward-looking credit risk parameters under multiple macroeconomic scenarios that consider both market-wide and idiosyncratic factors and influences. The macroeconomic indicator data utilized by the Bank for the purpose of sensitizing probability of default and loss given default term structure data to forward economic conditions include, but are not limited to: real GDP, the national unemployment rate, long term interest rates, the consumer price index, the S&P/TSX Index and the price of oil. These specific macroeconomic indicators were selected in an attempt to ensure that the spectrum of fundamental macroeconomic influences on the key drivers of the credit risk profile of the Bank’s assets, including: corporate, consumer and real estate market dynamics; corporate, consumer and SME borrower performance; geography; as well as collateral value volatility, are appropriately captured and incorporated into the Bank’s forward macroeconomic sensitivity analysis.

The key assumptions driving the quarterly outlook for 2025 include global tariff policies, while stabilizing, still carry uncertainty regarding their size, scope, and timing. Tariffs may pose challenges to both the Canadian and US economies, potentially leading to reduced economic activity. A decline in export demand could dampen investment and hiring, thereby slowing consumption growth. Although the economy is expected to avoid a recession, annual GDP growth will likely decelerate by the end of 2025. As economic momentum slows, we anticipate some rate cuts by the Bank of Canada and the US Federal Reserve. The unemployment rate forecast has been revised upward in response to a more subdued growth outlook. Additionally, upcoming changes to Canadian immigration policy are expected to reduce labor force growth in 2025, which could further influence the unemployment rate. While tariffs may contribute to future inflationary pressures, these effects could be overshadowed by broader recession concerns.

Management developed ECL estimates using credit risk parameter term structure forecasts sensitized to individual baseline, upside and downside forecast macroeconomic scenarios, each weighted at 100%, and subsequently computed the variance of each to the Bank’s reported ECL as at July 31, 2025 in order to assess the alignment of the Bank’s reported ECL with the Bank’s credit risk profile, and further, to assess the scope, depth and ultimate effectiveness of the credit risk mitigation strategies that the Bank has applied to its lending portfolios.

VersaBank – Q3 2025 MD&A

A summary of the key forecast macroeconomic indicator data trends utilized by VersaBank for the purpose of sensitizing lending asset credit risk parameter term structure forecasts to forward looking information, which in turn are used in the estimation of VersaBank’s reported ECL, as well as in the assessment of same are presented in the charts below.

Expected Credit Loss Sensitivity:

The following table presents the sensitivity of the Bank’s estimated ECL to a range of individual forecast macroeconomic scenarios, that in isolation may not reflect the Bank’s actual expected ECL exposure, as well as the variance of each to the Bank’s reported ECL as at July 31, 2025:

(thousands of Canadian dollars)
	Reported	100%		100%		100%
	ECL	Upside		Baseline		Downside

Allowance for expected credit losses	$6,037	$5,470		$5,927		$6,770
Provision (recovery) from reported ECL		(567)		(110)		733
Variance from reported ECL (%)		(9%	)	(2%	)	12%

The uncertainty associated with the directionality, velocity and magnitude of both interest rates and inflation as well as the general uncertainty associated with the broader Canadian and US economies may result in VersaBank’s estimated ECL amounts exhibiting some future volatility which in turn may result in the Bank recognizing higher provisions for credit losses in the coming quarters.

VersaBank – Q3 2025 MD&A

Considering the analysis set out above and based on management’s review of the credit assets and credit data comprising VersaBank’s portfolios, combined with management’s interpretation of the available forecast macroeconomic and industry data, management is of the view that its reported ECL allowance represents a reasonable proxy for potential future losses.

Deposits

(thousands of Canadian dollars)
	July 31	April 30		July 31
	2025	2025	Change	2024	Change

Licensed insolvency trustee firms	$822,650	$822,260	0%	$706,918	16%
Deposit brokers	3,804,760	3,382,925	12%	3,114,267	22%
Total deposits	$4,627,410	$4,205,185	10%	$3,821,185	21%

VersaBank has established three core low-cost deposit funding channels: Deposit brokers (previously referred to as “Personal Deposits”) in Canada and the US, Licensed Insolvency Trustee firms (previously referred to as “Commercial Deposits”) in Canada, and cash reserves retained from VersaBank’s RPP partners, which are classified as other liabilities.

The majority of VersaBank’s Canadian and US deposits are sourced through deposit brokers, specifically investment dealers, wealth management firms and financial advisory firms that distribute the Bank’s term deposit products to their respective end clients.

In Canada, the Bank also sources deposits through Licensed Insolvency Trustee firms that value the ability to use VersaBank’s proprietary technology to seamlessly and efficiently interface with their administrative software, which results in a lower cost of funds to the Bank compared to conventional deposits.

Q3 2025 vs Q3 2024

Deposits increased 21% to $4.6 billion due primarily to:

Higher deposits from brokers attributable to VersaBank increasing activity in its broker market network to fund balance sheet growth; and,
Higher deposits from Licensed Insolvency Trustee firms attributable to an increase in the volume of Canadian consumer and commercial bankruptcy and proposal restructuring proceedings year-over-year.

Q3 2025 vs Q2 2025

Deposits increased 10% due primarily to:

Higher deposits from brokers attributable to VersaBank increasing activity in its broker market network to fund balance sheet growth.

VersaBank – Q3 2025 MD&A

Subordinated Notes Payable

(thousands of Canadian dollars)
	July 31	April 30	July 31
	2025	2025	2024

Issued April 2021, unsecured, non-viability contingent capital compliant, subordinated notes payable, principal amount of US $75.0 million, fixed effective interest rate of 5.38%, maturing May 2031. The fixed rate applies only until May 1, 2026, at which point the obligation switches to floating rate and the notes are redeemable by the Bank, subject to regulatory approval.	$102,148	$101,844	$101,641

	$102,148	$101,844	$101,641

Subordinated notes payable, net of issue costs, were $102.1 million as at July 31, 2025, compared with $101.6 million a year ago and $101.8 million last quarter. The year-over-year and quarter-over-quarter variances were a function primarily attributable to the change in the USD/CAD foreign exchange spot rate related to the US $75.0 million subordinated note.

Shareholders’ Equity

Shareholders’ equity was $528.1 million as at July 31, 2025, compared with $409.0 million a year ago and $528.3 million last quarter.

On December 18, 2024 the Bank completed a treasury offering of 5,660,378 common shares at a price of USD $13.25 per share, at the time the equivalent of CAD $18.95 per share, for gross proceeds of USD $75.0 million. On December 24, 2024, the underwriters of the aforementioned offering exercised their full over-allotment option to purchase an additional 849,056 common shares (15% of the 5,660,378 common shares issued via the base offering referenced above) at a price of USD $13.25 per share, or at the time the equivalent of CAD $19.07 per share, for gross proceeds of USD $11.2 million. Total net cash proceeds from the common share offering was CAD $116.0 million. However, the Bank’s share capital increased by CAD $114.2 million corresponding to the common share offering and tax effected issue costs in the amount of CAD $1.8 million.

At July 31, 2025, there were 32,167,644 common shares outstanding compared with 25,964,424 common shares outstanding a year ago and 32,518,786 common shares outstanding last quarter.

No common shares were issued in connection with the exercise of stock options during the current quarter, in the same period year ago and in the sequential quarter.

On April 28, 2025, the Bank received approval from the Toronto Stock Exchange ("TSX") to proceed with a Normal Course Issuer Bid ("NCIB") for its common shares. Pursuant to the NCIB, VersaBank may purchase for cancellation up to 2,000,000 of its common shares, representing approximately 8.99% of its public float. As of April 21, 2025, the public float comprised 22,237,283 common shares and there were 32,518,786 issued and outstanding common shares in total. The average daily trading volume ("ADTV") of VersaBank's common shares on the TSX for the six months of October 1, 2024 – March 31, 2025 (the "Preceding Six Month Period") was 37,761 common shares. Daily purchases under the NCIB will be limited to 25% of the ADTV, which is 9,440 common shares, other than block purchase exceptions. During the Preceding Six-Month Period, 20,321,293 VersaBank common shares were traded on all exchanges. Of that total, 4,720,219 common shares were traded on the TSX and the remaining 15,601,074 common shares were traded on other exchanges including the Nasdaq.

VersaBank – Q3 2025 MD&A

The ability to make purchases commenced on April 30, 2025 and will terminate on April 29, 2026, or such earlier date as VersaBank may complete its purchases pursuant to the NCIB. The purchases will be made by VersaBank through the facilities of the TSX and the Nasdaq and in accordance with the rules of the TSX or the Nasdaq, as applicable, and the prices that VersaBank will pay for any common shares will be the market price of such shares at the time of acquisition. VersaBank will make no purchases of common shares other than open market purchases. All common shares purchased under the NCIB will be cancelled.

For the quarter ended July 31, 2025, the Bank purchased and cancelled 351,142 common shares for $5.4 million, reducing the Bank’s common share capital value by $3.8 million and retained earnings by $1.7 million.

For the nine-month period ended July 31, 2025, the Bank purchased and cancelled 351,142 common shares for $5.4 million, reducing the Bank’s common share capital value by $3.8 million and retained earnings by $1.7 million.

Q3 2025 vs Q3 2024 vs Q2 2025

Shareholders’ equity increased 29% compared with a year ago and decreased marginally compared with last quarter. The year-over-year increase was due primarily to the December 18, 2024 treasury common share offering and higher retained earnings attributable to net income earned over the current quarter, offset partially by the purchase and cancellation of common shares under the NCIB in the current quarter and payment of common share dividends in the same period. The year-over-year variance also reflects the redemption of the Non-Cumulative Series 1 preferred shares on October 31, 2024.

VersaBank’s book value per common share as at July 31, 2025 was $16.42 compared with $15.23 a year ago and $16.25 last quarter. The year-over-year and sequential increases were due primarily the December 18, 2024 treasury common share offering and to higher retained earnings attributable to net income earned in the current quarter offset partially by the purchase and cancellation of common shares under the NCIB and the payment of dividends over the same period.

See note 9 to the unaudited interim consolidated financial statements for additional information relating to share capital.

VersaBank – Q3 2025 MD&A

Stock-Based Compensation

Stock options are accounted for using the fair value method which recognizes the fair value of the stock option over the applicable vesting period as an increase in salaries and benefits expense with the same amount being recorded in contributed surplus. VersaBank recognized compensation expense for the current quarter totaling $nil compared with $72,000 for the same period a year ago and $nil last quarter, relating to the estimated fair value of stock options granted. The recognized compensation expense for the nine-month period ended July 31, 2025, totaled $75,000 compared with $276,000 for the same period a year ago. See note 9 to the unaudited interim consolidated financial statements for additional information relating to stock options.

Updated Share Information

As at September 2, 2025, there were no changes since July 31, 2025 in the number of common shares and common share options outstanding.

Off-Balance Sheet Arrangements

As at July 31, 2025, VersaBank did not have any significant off-balance sheet arrangements other than an interest rate swap contract, a foreign exchange forward contract, loan commitments and letters of credit attributable to normal course business activities. See notes 12 and 13 to the unaudited interim consolidated financial statements for more information.

Related Party Transactions

VersaBank’s related parties include members of the Board of Directors and Senior Executive Officers represented as key management personnel and significant minority shareholders. See note 14 to the unaudited interim consolidated financial statements for additional information on related party transactions and balances.

VersaBank – Q3 2025 MD&A

Capital Management and Capital Resources

The table below presents VersaBank’s regulatory capital position, risk-weighted assets and regulatory capital and leverage ratios for the current and comparative periods.

(thousands of Canadian dollars)
	July 31	April 30		July 31
	2025	2025	Change	2024	Change

Common Equity Tier 1 capital	$507,212	$507,222	0%	$384,496	32%

Total Tier 1 capital	$507,212	$507,222	0%	$398,143	27%

Total Tier 2 capital	$109,867	$108,548	1%	$105,969	4%

Total regulatory capital	$617,079	$615,770	0%	$504,112	22%

Total risk-weighted assets	$3,740,088	$3,551,398	5%	$3,273,524	14%
Capital ratios
CET1 capital ratio	13.56%	14.28%	(5%)	11.75%	15%
Tier 1 capital ratio	13.56%	14.28%	(5%)	12.16%	12%
Total capital ratio	16.50%	17.34%	(5%)	15.40%	7%
Leverage ratio	8.90%	9.61%	(7%)	8.54%	4%

VersaBank reports its regulatory capital ratios using the Standardized approach for calculating risk-weighted assets, as defined under Basel III, which may require VersaBank to carry more capital for certain credit exposures compared with requirements under the Advanced Internal Ratings Based (“AIRB”) methodology. As a result, regulatory capital ratios of banks that utilize the Standardized approach are not directly comparable with the large Canadian banks that employ the AIRB methodology.

OSFI requires that all Canadian banks must comply with the Basel III standards on an “all-in” basis for purposes of determining their risk-based capital ratios. Required minimum regulatory capital ratios are a 7.0% Common Equity Tier 1 (“CET1”) capital ratio, an 8.5% Tier 1 capital ratio and a 10.5% total capital ratio, all of which include a 2.5% capital conservation buffer.

The year-over-year and sequential changes exhibited by VersaBank’s reported regulatory capital levels, regulatory capital ratios and leverage ratio were a function primarily of retained earnings growth and changes to VersaBank’s risk-weighted asset balances and composition. The year-over-year variance also reflects the treasury offering of common shares on December 18, 2024, the redemption of the Non-Cumulative Series 1 preferred shares on October 31, 2024 and the purchase and cancellation of common shares under the NCIB.

For more information regarding capital management, please see note 15 to VersaBank’s July 31, 2025, unaudited interim Consolidated Financial Statements as well as the Capital Management and Capital Resources section of VersaBank’s MD&A for the year ended October 31, 2024.

VersaBank – Q3 2025 MD&A

Liquidity

The unaudited Consolidated Statement of Cash Flows for the nine months ended July 31, 2025, shows cash used in operations in the amount of $4.9 million compared with cash provided by operations in the amount of $119.4 million for the same period last year. The current period reflects outflows to fund credit assets exceeding deposits raised and cash from operations. The comparative period reflects cash inflows from deposits raised and cash from operations exceeding outflows to fund credit assets. Based on factors such as liquidity requirements and opportunities for investment in credit assets and securities, VersaBank may manage the amount of deposits it raises and credit assets it funds in ways that result in the balances of these items giving rise to either negative or positive cash flow from operations. VersaBank will continue to fund its operations and meet contractual obligations as they become due using cash on hand and by closely managing its flow of deposit raising activities.

Interest Rate Sensitivity

The table below presents the duration difference between VersaBank’s assets and liabilities and the potential after-tax impact of a 100-basis point shift in interest rates on VersaBank’s earnings during a 12-month period if no remedial actions are taken. As at July 31, 2025, the duration difference between assets and liabilities was (1.7) months compared with (1.6) months as at October 31, 2024. As at July 31, 2025, VersaBank’s assets would reprice faster than its liabilities in the event of a future change in interest rates.

(thousands of Canadian dollars)
	July 31, 2025		October 31, 2024
	Increase 100 bps	Decrease 100 bps	Increase 100 bps	Decrease 100 bps
Increase (decrease):
Impact on projected net interest income during a 12 month period	$6,244	$(6,481)	$5,223	$(5,430)

Duration difference between assets and liabilities (months)	(1.7)		(1.6)

Contractual Obligations

As at July 31, 2025, VersaBank had an outstanding contract established for asset liability management purposes to swap between fixed and floating interest rates with a notional amount totalling $20.6 million which qualified for hedge accounting. There have been no other significant changes in contractual obligations as disclosed in VersaBank’s MD&A and Audited Consolidated Financial Statements for the year ended October 31, 2024.

VersaBank – Q3 2025 MD&A

Results of Operating Segments

(thousands of Canadian dollars)
for the three months ended	July 31, 2025
	Digital Banking	Digital Banking	Digital Meteor	DRTC	Eliminations/	Consolidated
	Canada	USA			Adjustments
Net interest income	$26,656	$3,123	$-	$-	$-	$29,779
Non-interest income	(37)	(7)	622	1,569	(343)	1,804
Total revenue	26,619	3,116	622	1,569	(343)	31,583

Provision for (recovery of) credit losses	1,201	(20)	-	-	-	1,181
	25,418	3,136	622	1,569	(343)	30,402

Non-interest expenses:
Salaries and benefits	7,214	1,174	214	1,497	-	10,099
General and administrative	8,636	1,163	47	214	(343)	9,717
Premises and equipment	898	186	373	376	-	1,833
	16,748	2,523	634	2,087	(343)	21,649

Income (loss) before income taxes	8,670	613	(12)	(518)	-	8,753

Income tax provision	2,150	176	(35)	(120)	-	2,171

Net income (loss)	$6,520	$437	$23	$(398)	$-	$6,582

Total assets	$5,124,771	$348,389	$11,543	$25,015	$(32,229)	$5,477,489

Total liabilities	$4,790,738	$155,228	$9,491	$19,410	$(25,520)	$4,949,347

for the three months ended	April 30, 2025
	Digital Banking	Digital Banking	Digital Meteor	DRTC	Eliminations/	Consolidated
	Canada	USA			Adjustments
Net interest income	$25,525	$2,507	$-	$-	$-	$28,032
Non-interest income	122	(18)	569	1,789	(355)	2,107
Total revenue	25,647	2,489	569	1,789	(355)	30,139

Provision for (recovery of) credit losses	954	(65)	-	-	-	889
	24,693	2,554	569	1,789	(355)	29,250

Non-interest expenses:
Salaries and benefits	5,836	1,464	253	1,602	-	9,155
General and administrative	5,267	800	343	665	(355)	6,720
Premises and equipment	947	104	123	467	-	1,641
	12,050	2,368	719	2,734	(355)	17,516

Income (loss) before income taxes	12,643	186	(150)	(945)	-	11,734

Income tax provision	3,443	53	2	(293)	-	3,205

Net income (loss)	$9,200	$133	$(152)	$(652)	$-	$8,529

Total assets	$4,761,444	$281,153	$11,086	$25,224	$(31,774)	$5,047,133

Total liabilities	$4,386,758	$144,517	$9,029	$19,708	$(41,185)	$4,518,827

VersaBank – Q3 2025 MD&A

for the three months ended	July 31, 2024
	Digital Banking	Digital Banking	Digital Meteor	DRTC	Eliminations/	Consolidated
	Canada	USA			Adjustments
Net interest income	$24,944	$-	$-	$-	$-	$24,944
Non-interest income	175	-	816	1,403	(342)	2,052
Total revenue	25,119	-	816	1,403	(342)	26,996

Provision for (recovery of) credit losses	(1)	-	-	-	-	(1)
	25,120	-	816	1,403	(342)	26,997

Non-interest expenses:
Salaries and benefits	5,945	-	291	1,271	-	7,507
General and administrative	4,729	-	135	311	(342)	4,833
Premises and equipment	824	-	70	300	-	1,194
	11,498	-	496	1,882	(342)	13,534

Income (loss) before income taxes	13,622	-	320	(479)	-	13,463

Income tax provision	3,811	-	17	(70)	-	3,758

Net income (loss)	$9,811	$-	$303	$(409)	$-	$9,705

Total assets	$4,507,158	$-	$3,181	$25,152	$(19,055)	$4,516,436

Total liabilities	$4,102,239	$-	$1,215	$28,256	$(24,259)	$4,107,451

(thousands of Canadian dollars)
for the nine months ended	July 31, 2025						July 31, 2024
	Digital Banking	Digital Banking	Digital Meteor	DRTC	Eliminations/	Consolidated	Digital Banking	Digital Meteor	DRTC	Eliminations/	Consolidated
	Canada	USA			Adjustments		Canada			Adjustments
Net interest income	$75,866	$7,669	$-	$-	$-	$83,535	$77,754	$-	$-	$-	$77,754
Non-interest income	210	(24)	1,533	5,347	(1,052)	6,014	557	898	6,157	(1,018)	6,594
Total revenue	76,076	7,645	1,533	5,347	(1,052)	89,549	78,311	898	6,157	(1,018)	84,348

Provision for (recovery of) credit losses	3,188	(94)	-	-	-	3,094	(112)	-	-	-	(112)
	72,888	7,739	1,533	5,347	(1,052)	86,455	78,423	898	6,157	(1,018)	84,460

Non-interest expenses:
Salaries and benefits	18,339	3,802	684	5,043	-	27,868	17,040	392	4,022	-	21,454
General and administrative	18,619	2,560	434	1,365	(1,052)	21,926	12,450	207	1,084	(1,018)	12,723
Premises and equipment	2,748	399	544	1,379	-	5,070	2,437	93	1,036	-	3,566
	39,706	6,761	1,662	7,787	(1,052)	54,864	31,927	692	6,142	(1,018)	37,743

Income (loss) before income taxes	33,182	978	(129)	(2,440)	-	31,591	46,496	206	15	-	46,717

Income tax provision	8,698	305	(33)	(633)	-	8,337	12,431	50	4	-	12,485

Net income (loss)	$24,484	$673	$(96)	$(1,807)	$-	$23,254	$34,065	$156	$11	$-	$34,232

Total assets	$5,124,771	$348,389	$11,543	$25,015	$(32,229)	$5,477,489	$4,507,158	$3,181	$25,152	$(19,055)	$4,516,436

Total liabilities	$4,790,738	$155,228	$9,491	$19,410	$(25,520)	$4,949,347	$4,102,239	$1,215	$28,256	$(24,259)	$4,107,451

VersaBank – Q3 2025 MD&A

Digital Banking Canada

Note:  The financial results for Digital Banking Canada contain certain non-interest expenses for general corporate administrative costs.

Q3 2025 vs Q3 2024

Net income decreased $3.3 million, or 34%, to $6.5 million due primarily to the $4.2 million in project costs associated with the Proposed Realignment of Corporate Structure and general corporate administrative costs, as well as higher provision for credit losses, offset partially by higher net interest income.

Q3 2025 vs Q2 2025

Net income decreased $2.7 million, or 29%, due primarily to the $4.2 million in project costs associated with the Proposed Realignment of Corporate Structure, higher general corporate administrative costs, higher provision for credit losses and higher non-interest expenses, offset partially by higher net interest income.

Q3 YTD 2025 vs Q3 YTD 2024

Net income decreased $9.6 million, or 28%, to $24.5 million due primarily to the $4.4 million in project costs associated with the Proposed Realignment of Corporate Structure and general corporate administrative costs, as well as higher provision for credit losses, offset partially by higher net interest income.

VersaBank – Q3 2025 MD&A

Digital Banking USA

Q3 2025 vs Q3 2024

Digital Banking USA began on August 30, 2024 following the acquisition of SBH.

Q3 2025 vs Q2 2025

Net income increased 229% due primarily to higher net interest income, offset partially by higher non-interest expenses reflecting the onboarding of staff and relating operating expense to support the expansion of VersaBank USA.

Q3 YTD 2025 vs Q3 YTD 2024

Digital Banking USA began on August 30, 2024 following the acquisition of SBH.

DRTC (Cybersecurity Services)

Q3 2025 vs Q3 2024

DRTC net loss was $398,000 compared to a net loss of $409,000 last year. The decreased loss was due primarily to higher revenue driven by higher client engagements in the current quarter, offset partially by higher operating expenses related to the onboarding support cost for new cybersecurity offerings beginning in fiscal 2025.

Q3 2025 vs Q2 2025

DRTC net loss was $398,000 compared to a net loss of $652,000 last quarter. The decrease was due primarily lower operating expenses related to the onboarding support cost for new cybersecurity offerings beginning in fiscal 2025, offset partially by lower revenue driven by lower client engagements in the current quarter.

Q3 YTD 2025 vs Q3 YTD 2024

DRTC net loss was $1.8 million compared to a net income of $11,000 last year. The decrease was due primarily to lower revenue driven by lower client engagements in the current period and higher operating expenses related to the onboarding support cost for new cybersecurity offerings beginning in fiscal 2025.

VersaBank – Q3 2025 MD&A

Digital Meteor Inc.

Q3 2025 vs Q3 2024

Digital Meteor Inc. net income was $23,000 compared to a net income of $303,000 last year. The trend in earnings was due primarily to lower revenue driven by lower client engagements in the current period and higher operating expenses.

Q3 2025 vs Q2 2025

Digital Meteor Inc. net income was $23,000 compared to a net loss of $152,000 last quarter. The trend in earnings was due primarily to lower operating expenses and higher revenue driven by higher client engagements in the current quarter.

Q3 YTD 2025 vs Q3 YTD 2024

Digital Meteor Inc. net loss was $96,000 compared to a net income of $156,000 last year. The trend in earnings was due primarily to higher operating expenses related to the onboarding support cost for new cybersecurity offerings beginning in fiscal 2025, offset by higher revenue driven by higher client engagements in the current year to date.

VersaBank – Q3 2025 MD&A

Summary of Quarterly Results

(thousands of Canadian dollars, except per share amounts)	2025			2024				2023
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Results of operations:
Interest income	$73,987	$70,976	$73,246	$73,238	$71,646	$71,243	$69,292	$66,089
Yield on assets (%)	5.58%	5.81%	5.92%	6.23%	6.40%	6.66%	6.47%	6.40%
Interest expense	44,208	42,944	47,522	48,337	46,702	45,001	42,724	39,850
Cost of funds (%)	3.33%	3.52%	3.84%	4.11%	4.17%	4.21%	3.99%	3.86%
Net interest income	29,779	28,032	25,724	24,901	24,944	26,242	26,568	26,239
Net interest margin (%)	2.25%	2.29%	2.08%	2.12%	2.23%	2.45%	2.48%	2.54%
Net interest margin on credit assets (%)	2.55%	2.59%	2.36%	2.34%	2.41%	2.52%	2.63%	2.69%
Non-interest income	1,804	2,107	2,103	2,384	2,052	2,259	2,283	2,934
Total revenue	31,583	30,139	27,827	27,285	26,996	28,501	28,851	29,173
Provision for (recovery of) credit losses	1,181	889	1,024	(156)	(1)	16	(127)	(184)
Non-interest expenses	21,649	17,516	15,699	19,365	13,534	12,185	12,024	12,441
Efficiency ratio	69%	58%	56%	71%	50%	43%	42%	43%
Adjusted efficiency ratio	55%	57%	56%	71%	50%	43%	42%	43%
Tax provision	2,171	3,205	2,961	2,560	3,758	4,472	4,255	4,437
Net income	$6,582	$8,529	$8,143	$5,516	$9,705	$11,828	$12,699	$12,479
Adjusted net income	$9,670	$8,682	$8,143	$5,516	$9,705	$11,828	$12,699	$12,479
Income per share
Basic	$0.20	$0.26	$0.28	$0.20	$0.36	$0.45	$0.48	$0.47
Diluted	$0.20	$0.26	$0.28	$0.20	$0.36	$0.45	$0.48	$0.47
Adjusted income per common share basic and diluted	$0.30	$0.27	$0.28	$0.20	$0.36	$0.45	$0.48	$0.47
Return on average common equity	4.94%	6.67%	7.02%	5.28%	9.63%	12.36%	13.41%	13.58%
Adjusted return on average common equity	7.24%	6.78%	7.02%	5.28%	9.63%	12.36%	13.41%	13.58%
Return on average total assets	0.50%	0.70%	0.66%	0.45%	0.85%	1.08%	1.16%	1.19%

The financial results for each of the last eight quarters are summarized above. Key drivers of VersaBank’s sequential performance changes for the current reporting period were:

Credit asset growth attributable to continued growth in the RPP portfolio as well as growth from the MROL portfolio;
Lower NIM attributable primarily to lower yields earned on the Bank’s credit assets, offset partially by lower cost of funds;
Higher provision for credit losses attributable primarily to changes in the forward-looking information used by the Bank in its credit risk models; and,

Higher non-interest expense attributable primarily to: (i) incremental onboarding costs to support the VersaBank USA operations that began on August 30, 2024, (ii) higher general operating costs consistent with increased business activities, and (iii) project costs associated with the Proposed Realignment of Corporate Structure.

VersaBank – Q3 2025 MD&A

Non-GAAP and Other Financial Measures

Non-GAAP and other financial measures are not standardized financial measures under the financial reporting framework used to prepare the financial statements of the Bank to which these measures relate. These measures may not be comparable to similar financial measures disclosed by other issuers. The Bank uses these financial measures to assess its performance and as such believes these financial measures are useful in providing readers with a better understanding of how management assesses the Bank’s performance.

Non-GAAP Measures

Return on Average Common Equity is defined as annualized net income less amounts relating to preferred share dividends, divided by average common shareholders’ equity, which is average shareholders’ equity less amounts relating to preferred shares recorded in equity.

	for the three months ended		for the nine months ended
	July 31	July 31	July 31	July 31
(thousands of Canadian dollars)	2025	2024	2025	2024
Return on average common equity
Net income	$6,582	$9,705	$23,254	$34,232
Preferred share dividends	-	(247)	-	(741)
Net income less preferred share dividends	6,582	9,458	23,254	33,491
Annualized net income less preferred share dividends	26,113	37,626	31,091	44,736
Average common equity	$528,224	$390,898	$463,673	$379,425
Return on average common equity	4.94%	9.63%	6.71%	11.79%

Adjusted Return on Average Common Equity is defined as annualized net income less amounts relating to the Proposed Realignment of Corporate Structure and related tax effect and amounts relating to preferred share dividends, divided by adjusted average common shareholders’ equity, which is average shareholders’ equity less amounts relating to the Proposed Realignment of Corporate Structure and related tax effect and amounts relating to preferred shares recorded in equity.

	for the three months ended		for the nine months ended
	July 31	July 31	July 31	July 31
(thousands of Canadian dollars)	2025	2024	2025	2024
Adjusted return on average common equity
Net income	$6,582	$9,705	$23,254	$34,232
Adjustment to non-interest expenses	4,230	-	4,440	-
Adjustment to income tax provision	(1,142)	-	(1,199)	-
Preferred share dividends	-	(247)	-	(741)
Adjusted net income less preferred share dividends	9,670	9,458	26,495	33,491
Annualized adjusted net income less preferred share dividends	38,365	37,626	35,424	44,736
Adjusted average common equity	$529,768	$390,898	$465,217	$379,425
Adjusted return on average common equity	7.24%	9.63%	7.61%	11.79%

VersaBank – Q3 2025 MD&A

Book Value per Common Share is defined as Shareholders’ Equity less amounts relating to preferred shares recorded in equity, divided by the number of common shares outstanding.

	as at
	July 31	July 31
(thousands of Canadian dollars, except shares outstanding and per share amounts)	2025	2024
Book value per common share
Common equity	$528,142	$395,338
Shares outstanding	32,167,644	25,964,424
Book value per common share	$16.42	$15.23

Return on Average Total Assets is defined as annualized net income less amounts relating to preferred share dividends, divided by average total assets.

	for the three months ended		for the nine months ended
	July 31	July 31	July 31	July 31
(thousands of Canadian dollars)	2025	2024	2025	2024
Return on average total assets
Net income	$6,582	$9,705	$23,254	$34,232
Preferred share dividends	-	(247)	-	(741)
Net income less preferred share dividends	6,582	9,458	23,254	33,491
Annualized net income less preferred share dividends	26,113	37,626	31,091	44,736
Average Assets	$5,262,311	$4,452,378	$5,157,987	$4,359,023
Return on average total assets	0.50%	0.85%	0.60%	1.03%

Adjusted Net Income is defined as net income less amounts relating to the Proposed Realignment of Corporate Structure and related tax effect. This metric does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

	for the three months ended		for the nine months ended
	July 31	July 31	July 31	July 31
(thousands of Canadian dollars)	2025	2024	2025	2024
Adjusted net income
Net income	$6,582	$9,705	$23,254	$34,232
Adjustment to non-interest expenses	4,230	-	4,440	-
Adjustment to income tax provision	(1,142)	-	(1,199)	-
Adjusted net income	$9,670	$9,705	$26,495	$34,232

Adjusted EPS is defined as annualized net income less amounts relating to the Proposed Realignment of Corporate Structure and related tax effect and amounts relating to preferred share dividends, divided by weighted average numbers of common shares. This metric does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

	for the three months ended		for the nine months ended
	July 31	July 31	July 31	July 31
(thousands of Canadian dollars, except shares outstanding and per share amounts)	2025	2024	2025	2024
Adjusted income per common share
Net income	$6,582	$9,705	$23,254	$34,232
Adjustment to non-interest expenses	4,230	-	4,440	-
Adjustment to income tax provision	(1,142)	-	(1,199)	-
Preferred share dividends	-	(247)	-	(741)
Adjusted net income	9,670	9,458	26,495	33,491
Weighted average number of common shares outstanding	32,368,728	25,964,424	31,302,938	25,964,424
Adjusted income per common share	$0.30	$0.36	$0.85	$1.29

VersaBank – Q3 2025 MD&A

Other Financial Measures

Yield is calculated as interest income (as presented in the Consolidated Statements of Comprehensive Income) divided by average total assets. Yield does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

Cost of Funds is calculated as interest expense (as presented in the Consolidated Statements of Comprehensive Income) divided by average total assets. Cost of funds does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

Net Interest Margin or Spread are calculated as net interest income divided by average total assets. Net interest margin or spread does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

Net Interest Margin on Credit Assets is calculated as net interest income adjusted for the impact of cash, securities and other assets, divided by average gross credit assets. This metric does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

Efficiency Ratio is calculated as non-interest expenses from consolidated operations as a percentage of total revenue (as presented in the interim Consolidated Statements of Comprehensive Income). This ratio does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

Adjusted Efficiency Ratio is calculated as non-interest expenses from consolidated operations income less amounts relating to project costs associated with the Bank's potential plan to realign its corporate structure to that of a standard US bank framework, as a percentage of total revenue (as presented in the interim Consolidated Statements of Comprehensive Income). This ratio does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

	for the three months ended		for the nine months ended
	July 31	July 31	July 31	July 31
(thousands of Canadian dollars)	2025	2024	2025	2024
Adjusted efficiency ratio
Non-interest expenses	$21,649	$13,534	$54,864	$37,743
Adjustment to non-interest expenses	(4,230)	-	(4,440)	-
Adjusted non-interest expenses	17,419	13,534	50,424	37,743

Total revenue	31,583	26,996	89,549	84,348
Adjusted efficiency ratio	55%	50%	56%	45%

VersaBank – Q3 2025 MD&A

Provision for (Recovery of) Credit Losses as a Percentage of Average Total Credit Assets captures the provision for (recovery of) credit losses (as presented in the interim Consolidated Statements of Comprehensive Income) as a percentage of VersaBank’s average credit assets, net of allowance for credit losses. This percentage does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

Basel III Common Equity Tier 1, Tier 1, Total Capital Adequacy and Leverage Ratios are determined in accordance with guidelines issued by the Office of the Superintendent of Financial Institutions (Canada) (OSFI).

Material Accounting Policies and Use of Estimates and Judgements

Material accounting policies and use of estimates and judgements are detailed in note 2 and note 3 of VersaBank’s 2024 Audited Consolidated Financial Statements. There have been no material changes in accounting policies since October 31, 2024.

Controls and Procedures

During the quarter ended July 31, 2025, there were no changes in VersaBank’s internal controls over financial reporting, that have materially affected or are reasonably likely to materially affect VersaBank’s internal controls over financial reporting.

Additional Information

Additional information regarding VersaBank, including its Annual Information Form for the year ended October 31, 2024, is available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar, as well as on VersaBank’s website at www.versabank.com.

VersaBank – Q3 2025 MD&A